UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Final Amendment (Amendment No. 3)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Waitr Holdings Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

930752 100

(CUSIP Number)

Justin DeSpirito

Assistant General Counsel

Jefferies LLC

c/o Jefferies Financial Group Inc.

520 Madison Avenue

New York, NY 10022

Tel: (212) 284-2316

Copy to:

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 930752 100

SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jefferies Financial Group Inc., on behalf of itself and its controlled subsidiaries
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,648,501
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,648,501
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,648,501
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.19%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO; HC

(1)   Based on a total of 110,997,964 shares of Common Stock outstanding as of November 5, 2020, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2020.

This Amendment No. 3 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2017, as amended by Amendment No. 1 filed with the SEC on November 20, 2018, and further amended by Amendment No. 2 filed with the SEC on March 13, 2019 (as amended, the “Original Schedule 13D”) relating to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Waitr Holdings Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 214 Jefferson Street, Suite 200, Lafayette, Louisiana 70501. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D. This is the final amendment to the Original Schedule 13D and constitutes an exit filing for Jefferies Financial Group Inc. (the “Reporting Person”).

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

The names of Jefferies Financial Group Inc.’s directors and executive officers (the “Scheduled Persons”) are provided on Schedule I hereto.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

(a) As of November 9, 2020, the Reporting Person beneficially owned in the aggregate 4,648,501 shares of Common Stock, representing approximately 4.19% of the outstanding shares of Common Stock. The percentage used herein is based on 110,997,964 shares of Common Stock outstanding as of November 5, 2020, as reported in the Form 10-Q filed by the Issuer with the SEC on November 9, 2020.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on November 9, 2020. Accordingly, this Amendment No. 3 constitutes an exit filing for the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2021

JEFFERIES FINANCIAL GROUP INC.

By:	/s/ Justin DeSpirito
Justin DeSpirito
Assistant General Counsel

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF JEFFERIES FINANCIAL GROUP INC.

The following information is provided for each of the directors and executive officers of Jefferies Financial Group Inc.:

•	Name,

•	Position,

•	Principal business and address, and

•	Citizenship.

Name and Position	Business address	Citizenship
Richard B. Handler (Director and Chief Executive Officer)	(1)	U.S.
Brian P. Friedman (Director and President)	(1)	U.S.
Barry J. Alperin (Director)	(1)	U.S.
MaryAnne Gilmartin (Director)	(1)	U.S.
Jacob M. Katz (Director)	(1)	U.S.
Joseph S. Steinberg (Chairman of the Board)	(1)	U.S.
Linda L. Adamany (Director)	(1)	U.S.
Robert D. Beyer (Director)	(1)	U.S.
Francisco L. Borges (Director)	(1)	U.S.
Michael T. O’Kane (Director)	(1)	U.S.
John M. Dalton (Vice President, Controller and Chief Accounting Officer)	(1)	U.S.
Michael J. Sharp (General Counsel, Secretary and Executive Vice President)	(1)	U.S.
Teresa S. Gendron (Vice President and Chief Financial Officer)	(1)	U.S.
Rocco J. Nittoli (Vice President and Chief Compliance Officer)	(1)	U.S.

(1)	520 Madison Avenue, New York, NY 10022